UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

 (Amendment No. 6)*

BEAR STATE FINANCIAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

073844102

(CUSIP Number)

Richard N. Massey

Bear State Financial Holdings, LLC

900 S. Shackleford, Suite 401

Little Rock, Arkansas 72211

(501) 975-6033

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With a copy to:

C. David McDaniel
Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

April 20, 2018

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	073844102

1	NAME OF REPORTING PERSONS Bear State Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

CUSIP No.	073844102

1	NAME OF REPORTING PERSON Richard N. Massey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 6 amends and supplements, as described below, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011, as amended by Amendment No. 1 thereto, filed March 13, 2013, Amendment No. 2 thereto, filed March 15, 2013, Amendment No. 3 thereto, filed June 17, 2014, Amendment No. 4 thereto, filed December 21, 2016 and Amendment No. 5 thereto, filed August 25, 2017 (as amended, the “Original Schedule 13D”), by Bear State Financial Holdings, LLC, an Arkansas limited liability company (the “Investor”), and Mr. Richard N. Massey, the managing member of the Investor (together, the “Reporting Persons”). All terms not defined herein shall have the meanings set forth in the Original Schedule 13D. This Amendment No. 6 represents a final amendment to the original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 1.     Security and Issuer

The information in Item 4 is incorporated herein by reference.

Item 2.     Identity and Background

As a result of the Merger (as defined in Item 4 below), effective April 20, 2018, Mr. Massey is no longer a director of the Company and neither of the Reporting Persons is the beneficial owner of any securities of the Company.

Item 4. Purpose of Transaction

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Closing of the Merger

On August 22, 2017, the Company and Bear State Bank, an Arkansas banking corporation and a wholly-owned subsidiary of the Company (the “Bank”), entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) with Arvest Bank, an Arkansas banking corporation (“Arvest”), and Arvest Acquisition Sub, Inc., an Arkansas corporation and a wholly-owned subsidiary of Arvest (“Acquisition Sub”), pursuant to which Acquisition Sub merged with and into the Company with the Company surviving (the “Merger”). Immediately following the Merger, Arvest caused (a) the Company to liquidate and distribute all of the remaining assets of the Company to Arvest and (b) the Bank to merge with and into Arvest. The effective time of consummation of the Merger was 3:15 p.m. central time on April 20, 2018.

Pursuant to the Merger Agreement, each share of Company Common Stock issued and outstanding as of the effective time of the Merger was converted into a right to receive per share merger consideration of $10.28 per share, payable in cash.

On April 20, 2018, as a result of consummation of the Merger, the Company ceased to be a publicly traded company, the Company’s Common Stock was delisted from and no longer quoted on the NASDAQ Global Market and the Company’s Common Stock became eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5.     Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and supplemented as follows:

As of the date of this Amendment No. 6, the Reporting Persons own no Common Stock and have no power to dispose of or vote any Common Stock. Pursuant to the Merger, Arvest acquired and beneficially owns 100% of the outstanding Common Stock of the Company with the sole power to vote and dispose of 100% of the Company’s Common Stock. At the effective time of the Merger, the Commitment Warrant held by Mr. Massey was converted into a cash amount equal to $124,837.77

Item 7.     Material to be Filed as Exhibits

The Joint Filing Agreement dated as of May 10, 2011, filed as Exhibit D to the Original Schedule 13D is hereby incorporated by reference from the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 20, 2018

BEAR STATE FINANCIAL HOLDINGS, LLC By: /s/ William Changose Name: William Changose Title: Chief Operating Officer /s/ Richard N. Massey Richard N. Massey